ETF Managers Trust
30 Maple Street, 2nd Floor
Summit, New Jersey 07901

September 21, 2017

VIA EDGAR TRANSMISSION

Mr. Dominic Minore
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

Re:	ETF Managers Trust (the "Trust")
File Nos.: 333-182274 and 811-22310
Post-Effective Amendment No. 60 to the Trust's Registration Statement on Form N-1A
 Equbot with Watson AI Total US ETF (the "Fund")

Dear Mr. Minore:

This correspondence is in response to comments you provided to the Trust with respect to the Fund and the Trust's Post-Effective Amendment No. 60 (the "Amendment") to its registration statement on Form N‑1A, which was filed via EDGAR on June 12, 2017. For your convenience, your comments have been reproduced with responses following each comment.

Additionally, please note that the Fund's name has been changed to the "AI Powered Equity ETF". As a result of the change, the Fund's policy of investing "at least 80% of its net assets (plus borrowings for investment purposes) in securities that are principally traded in the United States" has been deleted and the following disclosure has been added in both the Prospectus and Statement of Additional Information ("SAI"):

Under normal circumstances, the Fund invests at least 80% of its net assets (plus borrowings for investment purposes) in equity securities. The Fund defines "equity securities" to mean common and preferred stocks, rights, warrants, depositary receipts, equity interests in REITs, and master limited partnerships.

General

Comment 1.
Regarding the Fund's Sub-Adviser, on what basis did the Adviser select Equbot as the Sub-Adviser, and has the Sub-Adviser applied artificial intelligence ("AI") other than with Watson in connection with its investment analysis? On what basis did Equbot select Watson versus other AI options? Please also explain whether Watson provides any subjective or discretionary information/analysis.

Response:
The Fund's principal investment strategy is specifically designed around the proprietary investment model created by Equbot, and the Adviser determined that engaging Equbot as a sub-adviser would provide the Fund with the best access to the information needed to implement the strategy. Equbot has not applied AI other than with Watson in connection with its investment analysis. Equbot selected Watson because of the firm's familiarity with IBM and Watson and because Watson provided the type of AI Equbot sought to implement its investment model. The Sub-Adviser has confirmed that Watson does not provide any subjective or discretionary information/analysis.

Comment 2.	Please confirm whether the Fund is constrained to investing in just common stocks and REITs (e.g., preferred stocks, debt, other investment companies) and revise the strategy disclosure as necessary.

Response:
The Trust confirms that the Fund's principal investment strategy is limited to investing in common stocks and REITs. Consequently, no changes have been made to the disclosure in response to the above comment.

Comment 3.	Please consider adding risk disclosure specific to REITs and details of the types of REITs in the strategy and risk disclosures.

Response:	The Trust notes that the Fund's principal investment strategy is not limited to one or more types of REITs, so long as they meet the other investment criteria (e.g., exchange-listed).

The following risk disclosure has been added in response to Item 4 of Form N-1A:

REIT Investment Risk. Investments in REITs involve unique risks. REITs may have limited financial resources, may trade less frequently and in limited volume, and may be more volatile than other securities. REITs may be affected by changes in the value of their underlying properties or mortgages or by defaults by their borrowers or tenants. Furthermore, these entities depend upon specialized management skills, have limited diversification and are, therefore, subject to risks inherent in financing a limited number of projects. In addition, the performance of a REIT may be affected by changes in the tax laws or by its failure to qualify for tax-free pass-through of income.

The following risk disclosure has been added in response to Item 9 of Form N-1A:

REIT Investment Risk. Investments in REITs involve unique risks. REITs may have limited financial resources, may trade less frequently and in limited volume, and may be more volatile than other securities. In addition, to the extent the Fund holds interests in REITs, it is expected that investors in the Fund will bear two layers of asset-based management fees and expenses (directly at a Fund level and indirectly at the REIT level). The risks of investing in REITs include certain risks associated with the direct ownership of real estate and the real estate industry in general. These include risks related to general, regional and local economic conditions; fluctuations in interest rates and property tax rates; shifts in zoning laws, environmental regulations and other governmental action such as the exercise of eminent domain; cash flow dependency; increased operating expenses; lack of availability of mortgage funds; losses due to natural disasters; overbuilding; losses due to casualty or condemnation; changes in property values and rental rates; and other factors.

In addition to these risks, residential/diversified REITs and commercial equity REITs may be affected by changes in the value of the underlying property owned by the trusts, while mortgage REITs may be affected by the quality of any credit extended. Further, REITs are dependent upon management skills and generally may not be diversified. REITs are also subject to heavy cash flow dependency, defaults by borrowers and self-liquidation. In addition, REITs could possibly fail to qualify for the beneficial tax treatment available to REITs under the Code, or to maintain their exemptions from registration under the Investment Company Act of 1940, as amended (the "1940 Act"). The Fund expects that dividends received from a REIT and distributed to Fund shareholders generally will be taxable to the shareholder as ordinary income. The above factors may also adversely affect a borrower's or a lessee's ability to meet its obligations to the REIT. In the event of a default by a borrower or lessee, the REIT may experience delays in enforcing its rights as a mortgagee or lessor and may incur substantial costs associated with protecting investments.

Comment 4.	Please explain why the strategy's fundamental analysis relies on "up to" ten years of historical data.

Response:	The phrase "up to" reflects the fact that not all listed companies have ten years of historical data.

Comment 5.	With respect to the strategy's identification of the companies with the "greatest potential for appreciation," please clarify the time horizon for such appreciation.

Response:	The above-referenced phrase has been revised to read as follows (revisions underscored): "greatest potential over the next twelve months for appreciation…."

Comment 6.	Please clarify in the disclosure how the strategy determines how to weight the selected companies.

Response:
The following disclosure has been added under "Principal Investment Strategies": "The EquBot model recommends a weight for each company based on its potential for appreciation and correlation to the other companies in the Fund's portfolio. The EquBot model limits the weight of any individual company to 10%."

Comment 7.	Please consider clarifying the term "volatility" in plain English.

Response:	The following parenthetical has been added to further define "volatility": "(i.e., the range in which the portfolio's returns vary)".

Comment 8.	Please confirm whether the model operating "each day" implies high turnover. Please also confirm whether the Fund expects to regularly maintain 30 to 70 companies in its portfolio.

Response:
The phrase "each day" means that the model could, but will not necessarily, produce a different portfolio of companies each day. Because the strategy has the potential for high turnover, the risks of high portfolio turnover have been disclosed under "Principal Risks—Portfolio Turnover Risk". The Trust confirms that it expects to typically hold 30 to 70 companies in the Fund's portfolio.

Comment 9.	Please confirm whether the Fund can invest across all industries and sectors.

Response:
The Trust confirms that the Fund's principal investment strategy is not restricted by industry or sector, although the Fund will not concentrate its investments in an industry or group of related industries, as required by its fundamental investment restriction.

Comment 10.	Please explain how Watson's ability to "learn from each analysis" is different from a quantitative strategy fund's algorithm.

Response:
Watson is a cognitive computing platform that can take advantage of natural language processing and human mind-like techniques such as pattern recognition to solve problems, unlike hard-coded and predefined rules such as the algorithms of quantitative strategy funds. To better assist investors in understanding Watson's capabilities, the following disclosure replaces the third paragraph under "Principal Investment Strategies": "IBM's Watson AI is a computing platform capable of answering natural language questions by connecting large amounts of data, both structured (e.g., spreadsheets) and unstructured (e.g., news articles), and learning from each analysis it conducts (e.g., by recognizing patterns) to produce a more accurate answer with each subsequent question."

Comment 11.
Please confirm that the Adviser is ultimately responsible for deciding what to buy and sell for the Fund and explain how the Adviser makes such determination. The disclosure notes that the Adviser will "primarily" make decisions based on information from Equbot. Will the Adviser only invest in companies that were recommended by Equbot?

Response:
The Trust confirms that the Adviser is ultimately responsible for deciding what to buy and sell for the Fund and notes that the Fund's portfolio managers are employees of the Adviser. As stated in the disclosure, the Adviser will primarily make purchase and sale decisions based on information from the Equbot Model as part of the Fund's principal investment strategy. "Primarily" refers to the fact that the Adviser may determine to not purchase or sell certain recommended securities if the Fund's policies or federal securities laws prohibit it from such actions. The Adviser would not purchase securities that were not recommended by Equbot as part of the Fund's principal investment strategy.

Comment 12.
With respect to the "Management Risk," please consider disclosing the risks association with the Adviser's lack of experience with this type of investing. Please also confirm whether Equbot has sub-advised other funds.

Response:	The "Management Risk" disclosure has been revised to read as follows, and the Trust confirms that Equbot has not previously sub-advised other funds.

The Fund is subject to management risk as an actively-managed investment portfolio. The Adviser's investment approach may fail to produce the intended results. If the Adviser's implementation the Equbot Model is inaccurate or incomplete, the Fund may not perform as expected and your investment could lose value over short or long-term periods. Additionally, the Adviser has not previously managed a Fund whose strategy relies on the use of AI, which may create additional risks for the Fund.

Comment 13.	Please revise the Fund's 80% policy in the SAI to match the 80% policy in the Prospectus. Please also confirm that the remaining 20% of the Fund will not be used to effectuate leverage.

Response:
The requested change has been made. The Trust confirms that the remaining 20% of the Fund's assets will not be used to effectuate leverage as part of the Fund's principal investment strategy. To the extent the Fund makes investments that are not part of its principal investment strategies that could be construed as creating leverage, the Fund would segregate assets to cover such obligations consistent with the staff's previously published guidance.

Comment 14.	Please confirm that the exceptions to the expenses paid for by the Adviser are detailed in the Advisory Agreement. Please also file a copy of the applicable Advisory Agreement.

Response:
The Trust confirms that the exceptions disclosed in the above-referenced section are detailed in the Advisory Agreement. The Trust confirms that the Advisory Agreement will be filed with the next post-effective amendment related to the Fund.

Comment 15.	Please confirm that the 12b-1 fee will not be imposed during the first 12 months of operations.

Response:	The Trust confirms that the Fund's 12b-1 fee is not expected to be imposed during the first 12 months of the Fund's operations.

* * *

If you have any questions regarding the foregoing, please contact Michael D. Barolsky of U.S. Bancorp Fund Services, LLC at (414) 765-5586.

Sincerely,

/s/ Michael D. Barolsky
Vice President
U.S. Bancorp Fund Services, LLC
as Administrator for the Trust